FREYR Battery, Inc.
c/o The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

October 31, 2023

VIA EDGAR

Jenny O’Shanick
Asia Timmons-Pierce
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	FREYR Battery Amendment No. 2 to Registration Statement on Form S-4 Filed October 19, 2023 File No. 333-274434
Dear Sir or Madam:

This letter is submitted by FREYR Battery, Inc. (“FREYR Delaware” or the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 30, 2023 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-274434) filed with the Commission on October 19, 2023 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3. The changes reflected in Amendment No. 3 include those made in response to the Staff’s comments as well as other updates.

Risk Factors
The FREYR Delaware Amended and Restated Certificate of Incorporation and Bylaws will designate the Court of Chancery..., page 22

1.We note that the scope of forum selection provision in your Amended and Restated Certificate of Incorporation is not identical to the provision in your Amended and Restated Bylaws. We also note your disclosure that the forum selection provision in your Amended and Restated Certificate of Incorporation does not apply to establish the Court of Chancery of the State of Delaware as the forum for actions or proceedings brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company advises the Staff that in future Exchange Act filings, it will include disclosure to confirm that the forum selection provision in FREYR Delaware’s Amended and Restated Certificate of Incorporation and Bylaws does not apply to establish the Court of Chancery of the State of Delaware as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act or the Exchange Act.

2.Please ensure that your disclosure is consistent with the scope of the provisions in your Amended and Restated Certificate of Incorporation and Bylaws.

In response to the Staff’s comment, the Company has amended its disclosure on page 22 of Amendment No. 3.

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Please contact Denis Klimentchenko at +44 20 7519-7000 or via email at denis.klimentchenko@skadden.com should you require further information.

Sincerely,

/s/ Oscar Brown
Oscar Brown
Chairman of the Board of Directors (Principal Financial Officer and Principal Accounting Officer)
FREYR Battery, Inc.

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
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